SEC FILE NUMBER
001-31796

CUSIP NUMBER
Common: 927426-10-6 Preferred: 927426-40-3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CRS

For Period Ended:  September 30, 2009

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________

PART I
REGISTRANT INFORMATION

Vineyard National Bancorp

Full Name of Registrant

Former Name if Applicable

4000 Barranca Parkway, Suite 250

Address of Principal Execution Office (Street and Number)

Irvine, CA 92604

City, State and Zip Code

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Third Quarter Financial Statements

Vineyard National Bancorp (the “Company”) is unable to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (“September 2009 Form 10-Q”) within the prescribed time period, without unreasonable effort or expense, because:

(i) it has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 Form 10-K”) for the reasons described in the Notification of Late Filing for the 2008 Form 10-K filed with the Securities Exchange Commission (“SEC”) on April 1, 2009;

(ii) it has not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (“March 2009 Form 10-Q”) for the reasons described in the Notification of Late Filing for the March 2009 Form 10-Q filed with the SEC on May 18, 2009;

(iii) it has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (“June 2009 Form 10-Q”) for the reasons described in the Notification of Late Filing for the June 2009 Form 10-Q filed with the SEC on August 17, 2009;

(iv) for the reasons described below under “Chapter 11 Case,” the Company’s independent external auditors were unable to complete the year-end audit of the Company’s consolidated financial statements to enable the preparation of unaudited interim financial statements for subsequent quarterly periods;

(v) for the reasons described in the Current Report on Form 8-K filed with the SEC on October 7, 2009, the Company was notified on October 2, 2009 of the resignation of its independent external auditors effective as of that date; and

(vi) for the reasons described below under “Chapter 11 Case,” the Company lacks the available resources, qualified personnel and necessary records needed to complete such financial statements and filing of such periodic reports with the SEC.

Chapter 11 Case

As previously disclosed, on July 17, 2009, the Office of the Comptroller of the Currency closed Vineyard Bank, N.A. (the “Bank”), the Company’s wholly owned subsidiary and principal asset, and appointed the Federal Deposit Insurance Corporation (“FDIC”) as a receiver of the Bank.  On the same date, the FDIC facilitated the acquisition of most of the assets and liabilities of the Bank by a third party acquirer.

On July 21, 2009 (the “Petition Date”), the Company filed a voluntary petition to liquidate its assets under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court, Central District of California, Riverside Division, Case No. 09-26401-RN (the “Chapter 11 Case”).  The Company continues to manage its affairs as a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. No trustee or examiner has been appointed in the Chapter 11 Case.  The Company intends to file a liquidating plan (the “Plan of Liquidation”) as soon as practicable.  In the Company’s Schedules of Assets and Liabilities filed in the Chapter 11 Case, the Company reported that, as of the Petition Date, its total assets were approximately $2.6 million and its total liabilities were approximately $181.5 million.

Based upon the amount of the Company’s assets and liabilities at the Petition Date, it is believed that the Company’s equity securities will have no value and that any Chapter 11 plan approved by the court will not include distributions to the Company’s shareholders of cash or property of value.

Since the filing of the Chapter 11 Case, virtually all of the Company’s employees have resigned or been terminated and Bank records necessary for the completion of the September 2009 Form 10-Q, as well as for the Company’s 2008 Form 10-K, its March 2009 Form 10-Q and its June 2009 Form 10-Q, are now under the control of either the FDIC or the acquirer.  Further, by order dated October 22, 2009, the Court transferred the authority and standing to investigate, bring, maintain and settle claims held by the Company and its estate against its directors, officers and shareholders to the committee of unsecured creditors (the “Committee”) and directed the Company to take no further action in that respect other than to cooperate with the Committee.

As a result of the foregoing, the Company is unable to file its September 2009 Form 10-Q within the prescribed time period without unreasonable effort or expense. Further, it is unlikely that the Company will be able to complete and file its 2008 Form 10-K, its March 2009 Form 10-Q, its June 2009 Form 10-Q or its September 2009 Form 10-Q at anytime in the foreseeable future. In lieu of filing such periodic reports and financial statements, the Company intends to file the monthly operating reports to be submitted to the Office of the United States Trustee, including the financial information included therein and disclosures regarding the Plan of Liquidation, as Current Reports under Form 8-K.

This Notification of Late Filing on Form 12b-25 includes certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws.  Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.  For forward-looking statements herein, the Registrant claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and other protections under the Federal securities laws.  The Registrant assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James G. LeSieur III	949	262-3270
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
Yes ☐ No ☒

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vineyard National Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2009	By:	/s/ James G. LeSieur III
James G. LeSieur III
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).